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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                            Hersha Hospitality Trust
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                                (Name of Issuer)

PRIORITY CLASS A COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    427825104
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                                 (CUSIP Number)

                  BRADLEY A. BROWN, MILLS VALUE ADVISER, INC.,
          707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3532
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 28, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 9 Pages)


         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

----------------------------                        ----------------------------
    CUSIP No. 427825104           SCHEDULE 13D            Page 2 of 9 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mills Value Adviser, Inc.
          I.R.S. ID #54-1410376
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Virginia
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER
                                  -0-
         SHARES
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  138,107
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          138,107
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IA
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                       FOR
                            MILLS VALUE ADVISER, INC.

                                 AMENDMENT NO. 1


Item 1.     Security and Issuer
            -------------------

            This Amendment No. 1 relates to the Priority Class A Common Shares of Beneficial Interest, par value $0.01 per share (the "Common Stock"), of Hersha Hospitality Trust, 148 Sheraton Drive, New Cumberland, PA 17070 (the "Issuer").


Item 2.     Identity and Background
            -----------------------

            Mills Value Adviser, Inc.
            -------------------------

            Mills Value Adviser, Inc. (the "Corporation") is a corporation organized under the laws of the Commonwealth of Virginia. Its principal business is providing investment advisory services to its clients. The address of its principal business and principal office is 707 East Main Street, Richmond, VA 23219. During the past five years, the Corporation has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

            On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation, in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.



                               Page 3 of 9 Pages

            Charles A. Mills, III
            ---------------------

            (A)     Charles A. Mills, III

            (B)     707 East Main Street, Richmond, VA 23219

            (C)     Charles A. Mills, III is President of the Corporation.

            (D) During the past five years, Charles A. Mills, III has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            (E) On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation, in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the
                    Corporation   temporarily   transacted   business   in   the
                    Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

            (F) Charles A. Mills, III is a citizen of the United States of America.


            Bradley A. Brown
            ----------------

            (A)     Bradley A. Brown

            (B)     707 East Main Street, Richmond, VA 23219

            (C) Bradley A. Brown is Vice President, Secretary and Treasurer of the Corporation.



                               Page 4 of 9 Pages

            (D)     During  the past five  years,  Bradley A. Brown has not been
                    convicted  in  a  criminal  proceeding,   excluding  traffic
                    violations or similar misdemeanors.

            (E) During the past five years, Bradley A. Brown has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F) Bradley A. Brown is a citizen of the United States of America.


Item 3.     Source and Amount of Funds and Other Consideration

            The total amount of the funds used in making the purchases was $828,310. The source of the funds used in making the purchases was client accounts over which the Corporation has discretionary investment authority.


Item 4.     Purpose of Transaction

            The Corporation, an investment advisory firm, through discretionary investment authority granted to it by its clients, has purchased shares of Common Stock for investment purposes on behalf of its clients.

            There are no plans or proposals which the Corporation, Charles A. Mills, III or Bradley A. Brown may have that relate to or would result in:

            (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

            (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;



                               Page 5 of 9 Pages

            (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (E)     Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

            (F) Any other material change in the Issuer's business or corporate structure;

            (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (J)     Any action similar to any of those enumerated above.


Item 5.     Interest in Securities of the Issuer

            (A)     The  aggregate   number  and   percentage  of  Common  Stock
                    beneficially owned by the Corporation are 138,107 shares and 6.1%, respectively.

            (B) The Corporation has no power to vote or to direct the vote of any of the shares identified pursuant to Item 5(a). The Corporation has the sole power to dispose or to direct the disposition of all shares identified pursuant to Item 5(a).



                               Page 6 of 9 Pages

            (C) Sales of the securities identified pursuant to Item 5(a) during the 60 days prior to the date of the event that requires the filing of this Amendment No. 1 were as follows:

  Beneficial       Trans.          Number of       Price Per         Where/How
    Owner           Date            Shares           Share           Effected
    -----           ----            ------           -----           --------

     MVA           2/8/00            5000            $4.92          Open Market
     MVA           2/9/00            5000            $5.01          Open Market
     MVA           2/10/00           5000            $4.75          Open Market
     MVA           2/11/00           5000            $4.80          Open Market
     MVA           2/14/00           5000            $4.58          Open Market
     MVA           2/15/00           5000            $4.80          Open Market
     MVA           2/16/00           5000            $4.80          Open Market
     MVA           2/17/00           5000            $4.53          Open Market
     MVA           2/18/00           5000            $4.74          Open Market
     MVA           2/22/00           5000            $4.67          Open Market
     MVA           2/23/00           5000            $4.67          Open Market
     MVA           2/24/00           5000            $4.49          Open Market
     MVA           2/25/00           5000            $4.55          Open Market
     MVA           2/28/00          15000            $4.44          Open Market


            (D)     Not applicable.

            (E)     Not applicable.


            Charles A. Mills, III
            ---------------------

            (A) Mr. Mills beneficially owns 1,000 shares of Common Stock for which he acts as trustee for his children.

            (B) Charles A. Mills, III, in his capacity as trustee, has the sole power to vote and the sole power to dispose of all 1,000 shares identified pursuant to Item 5(a).

            (C)     None.

            (D)     Not applicable.

            (E)     Not applicable.



                               Page 7 of 9 Pages

            Bradley A. Brown
            ----------------

            (A)     None.

            (B)     None.

            (C)     None.

            (D)     Not applicable.

            (E)     Not applicable.


Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer

            None.


Item 7.     Material to be Filed as Exhibits

            None.















                               Page 8 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                            MILLS VALUE ADVISER, INC.



Date:  February 28, 2000                     /s/ Charles A Mills, III
                                             -----------------------------------
                                             CHARLES A. MILLS, III
                                             President



Date:  February 28, 2000                     /s/ Bradley A. Brown
                                             -----------------------------------
                                             BRADLEY A. BROWN
                                             Vice President, Secretary/Treasurer




Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (see 18 U.S.C. 1001).